UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 1, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775079
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Mosby University City Member, LLC

On March 1, 2019, we directly acquired ownership of a “majority-owned subsidiary”, Mosby University City Member, LLC (the “RSE University City Controlled Subsidiary”), in which we will have the right to receive a preferred economic return for a purchase price of $5,800,000, which is the initial stated value of our equity interest in the RSE University City Controlled Subsidiary (the “RSE University City Controlled Subsidiary Investment”). The RSE University City Controlled Subsidiary is expected to use the proceeds to develop a residential property totaling approximately 309 units and approximately 320,000 rentable square feet located at 7226 North Tryon St, Charlotte, NC 28262 (the “RSE University City Property”). The RSE University City Controlled Subsidiary is expected to redeem the RSE University City Controlled Subsidiary Investment via sale or refinance by March 1, 2022. The RSE University City Controlled Subsidiary Investment was funded with proceeds from our Offering.

The RSE University City Controlled Subsidiary is managed by Middleburg Real Estate Partners (“Middleburg”). Middleburg is a fully integrated real estate operating company specializing in the acquisition, development, and management of quality apartment communities throughout the Mid-Atlantic and the southeastern United States. Over its lifetime, Middleburg has owned and managed over 34 multifamily projects and deployed over $300 million.

Pursuant to the agreements governing the RSE University City Controlled Subsidiary Investment (the “RSE University City Operative Agreements”), our consent is required for all major decisions regarding the RSE University City Property. In addition, pursuant to the RSE University City Operative Agreements, we are entitled to receive an economic return of 12.0% per annum on our RSE University City Controlled Subsidiary. In addition, an affiliate of our Manager earned an origination fee of 2.0% of the RSE University City Controlled Subsidiary Investment, a servicing fee of 0.14% per annum, as well as an approximate $35,000 in due diligence fees and third-party reimbursements, paid directly by the RSE University City Controlled Subsidiary.

The RSE University City Controlled Subsidiary is expected to redeem our RSE University City Controlled Subsidiary Investment by March 1, 2022 (the “RSE University City Redemption Date”). The RSE University City Controlled Subsidiary has the ability to extend the RSE University City Redemption Date with two 12-month extensions, subject to certain conditions. In the event that the RSE University City Controlled Subsidiary Investment is not redeemed or extended by the RSE University City Redemption Date, pursuant to the RSE University City Operative Agreements, we have the right, in our discretion, to force the sale of the RSE University City Property outright. The RSE University City Controlled Subsidiary may redeem our RSE University City Controlled Subsidiary Investment in whole or in part without penalty during the term of the RSE University City Controlled Subsidiary Investment.

Simultaneous with the RSE University City Controlled Subsidiary Investment, senior financing was provided through a senior secured loan of approximately $38,500,000 from Regions Bank (the “RSE University City Senior Loan”). The loan features a 36-month term and 36-months interest-only at a floating rate of 1-month LIBOR plus 2.25%. The RSE University City Senior Loan also features two 12-month extensions. Aggregate with the RSE University City Senior Loan, the RSE University City Controlled Subsidiary Investment features a LTC of 80.2%, based on a construction budget of approximately $55 million, with approximately $11 million of equity junior to the RSE University City Controlled Subsidiary Investment once fully funded. The combined LTC ratio is the amount of the RSE University City Senior Loan plus the amount of the RSE University City Controlled Subsidiary Investment, divided by the total projected construction budget of the RSE University City Property. LTC, or loan-to-cost ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated construction cost to build the property. We generally use LTC to define leverage for ground-up development properties.

The RSE University City Property is expected to consist of 309 units (128 one bedrooms-one baths, 137 two bedrooms-two baths, and 44 three bedroom- two baths) over an approximately 14-acre site. The units are planned to be spread over four, five-story apartment buildings along with a clubhouse and an amenities space. Each unit is currently designed to feature 9-foot ceilings, stainless steel appliances, granite countertops, tile backsplashes, walk-in closets, Nest thermostats, Bluetooth keyless entry, and washer & dryer included. The clubhouse and amenities spaces are planned to comprise of approximately 7,000 square feet and feature a fitness center with yoga studio, lounge, outdoor fire pit, kitchen, and saltwater pool.

The property is located in Charlotte, NC along North Tryon St, a busy north-south thoroughfare to running from central Charlotte to Concord. A newly opened light rail station across the street from the property will provide easy access to the major employment centers of Uptown Charlotte (20 minutes) and UNC Charlotte (5 minutes). The property is also located within a 10 minute drive to UNC Charlotte, Target, Walmart, Ikea, Harris Teeter, and the Shoppes at University Place (Michaels, Office Depot, restaurants).

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 22, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov.  Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:       March 7, 2019